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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Conn’s Inc.
(Name of Issuer)
Common Stock, par value $.01 per share
(Title of Class of Securities)
208242107
(CUSIP Number)
Ronald M. Clark
The Stephens Group, LLC
100 Morgan Keegan Drive, Suite 500
Little Rock, AR 72202
(501) 377-2356
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 6, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS The Stephens Group, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Arkansas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON

	HC OO

1	NAMES OF REPORTING PERSONS W.R. Stephens, Jr. Revocable Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Arkansas

	7	SOLE VOTING POWER

NUMBER OF		424

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		424

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	424

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.0%

14	TYPE OF REPORTING PERSON

	OO

1	NAMES OF REPORTING PERSONS Snow Lake Holdings, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Nevada

	7	SOLE VOTING POWER

NUMBER OF		785

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		785

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	785

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.0%

14	TYPE OF REPORTING PERSON

	CO

1	NAMES OF REPORTING PERSONS Jon E.M. Jacoby

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Arkansas

	7	SOLE VOTING POWER

NUMBER OF		63,588

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		63,588

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	63,588

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.28%

14	TYPE OF REPORTING PERSON

	IN

1	NAMES OF REPORTING PERSONS SG-1890, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Arkansas

	7	SOLE VOTING POWER

NUMBER OF		5,767,060

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,767,060

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,767,060

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	25.7%

14	TYPE OF REPORTING PERSON

	OO

Preliminary Note: This Schedule 13D relates to the common stock, par value $.01 per share (“Common Stock”) of Conn’s Inc., a Delaware corporation (the “Issuer”) and is being filed by the Reporting Persons as defined below. The Reporting Persons were originally part of a reporting group that filed its Schedule 13D with the Securities and Exchange Commission on December 18, 2003 (the “Prior Filing”). Amendment No. 4 to the Prior Filing was filed on September 26, 2008 eliminating the Reporting Persons as a part of the reporting group under the Prior Filing. This Schedule 13D is the initial filing for the Reporting Persons as a separate reporting group. As of February 6, 2009, the Reporting Persons owned 5,831,857 shares of Common Stock. All percentages were calculated based on the 22,435,745 shares of Common Stock outstanding.
ITEM 1
(a)	Name of Issuer:

Conn’s Inc. (the “Company”)

(b)	Address of Issuer’s Principal Executive Offices:

3295 College Street, Beaumont, TX 77701
ITEM 2
Title of Class of Securities and CUSIP Number (Items 2(d) and 2(e))
This Schedule 13D relates to shares of Common Stock (the “Shares”) of the Company. The CUSIP number of the Shares is 208242107.
Names of Persons Filing, Address of Principal Business Office or Residence, and Citizenship (Items 2(a), 2(b), and 2(c))
This Schedule 13D is filed by and for the entities and persons listed below, all of whom together are referred to as the “Reporting Persons” or individually as a “Reporting Person.”
(i)	The Stephens Group, LLC.

The Stephens Group, LLC is an Arkansas manager-managed limited liability company. It is managed by a Board of Managers consisting of the following individuals: W. R. Stephens, Jr., Elizabeth S. Campbell, Craig D. Campbell, Jon E. M. Jacoby, K. Rick Turner, Ronald M. Clark, Robert L. Schulte, C. Ray Gash, William S. Walker and Emon A. Mahony, Jr.

(ii)	Snow Lake Holdings, Inc.

(iii)	Jon E. M. Jacoby.

Mr. Jacoby is a Director of the Company. His ownership includes 3,588 shares owned individually as to which Mr. Jacoby has sole voting power and sole dispositive power. Also includes 60,000 shares which Mr. Jacoby has the right to receive upon the exercise of options exercisable on or within 60 days of the date of the filing of this Schedule 13D as to which Mr. Jacoby has sole voting power and sole dispositive power.

(iv)	SG-1890, LLC.

SG-1890, LLC is an Arkansas manager-managed limited liability company. The sole manager is The Stephens Group, LLC (“SG”). W. R. Stephens, Jr. as CEO of SG has the ability to make decisions for SG-1890, LLC on behalf of SG.

(v)	W. R. Stephens, Jr. Revocable Trust
This address of the principal business office of each of the Reporting Persons is c/o The Stephens Group, LLC, 100 Morgan Keegan Dr., Suite 500, Little Rock, AR 72202.
The citizenship of each of the Reporting Persons is set forth in Row 4 of the Cover Page for each Reporting Person and is hereto incorporated by reference for each such Reporting Person.
ITEM 3 If this statement is filed pursuant to Rule 240.13d-1(b) or 240.13d-2(b) or (c):
Not Applicable
ITEM 4 Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the Cover Page for each Reporting Person and is hereto incorporated by reference for each such Reporting Person.
(b)	Percent of class:
The information required by Item 4(b) is set forth in Row 11 of the Cover Page for each Reporting Person and is hereto incorporated by reference for each such Reporting Person.
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote:

The information required by Item 4(c)(i) is set forth in Row 5 of the Cover Page for each Reporting Person and is hereto incorporated by reference for each such Reporting Person.

(ii)	Shared power to vote or to direct the vote:

The information required by Item 4(c)(ii) is set forth in Row 6 of the Cover Page for each Reporting Person and is hereto incorporated by reference for each such Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

The information required by Item 4(c)(iii) is set forth in Row 7 of the Cover Page for each Reporting Person and is hereto incorporated by reference for each such Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

The information required by Item 4(c)(iv) is set forth in Row 8 of the Cover Page for each Reporting Person and is hereto incorporated by reference for each such Reporting Person.
ITEM 5 Ownership of Five Percent or Less of a Class.
Not Applicable
ITEM 6 Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable

ITEM 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not Applicable
ITEM 8 Identification and Classification of Members of the Group.
Not Applicable
ITEM 9 Notice of Dissolution of Group.
Not Applicable
ITEM 10 Certification.
By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
[Signature Page Follows]

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
February __, 2009

THE STEPHENS GROUP, LLC		W. R. STEPHENS, JR. REVOCABLE TRUST

By:	/s/ Ronald M. Clark	By:	/s/ W. R. Stephens, Jr.
	Ronald M. Clark		W. R. Stephens, Jr.
	Senior Vice President & General Counsel		Trustee

SNOW LAKE HOLDINGS, INC.

By:	/s/ Robert L. Schulte	By:	/s/ Jon E. M. Jacoby
	Robert L. Schulte		Jon E. M. Jacoby
Director

SG-1890, LLC

By:	The Stephens Group, LLC Its Manager

By:	/s/ Ronald M. Clark
Ronald M. Clark
Senior Vice President & General Counsel

*By:	/s/ Ronald M. Clark
Ronald M. Clark
Attorney-in-Fact

*
This Schedule 13D was signed pursuant to a Power of Attorney, dated February  _____, 2009 and filed by the Reporting Persons with the Securities and Exchange Commission on February  _____, 2009, included hereto as Exhibit 2 and incorporated by reference.

EXHIBIT INDEX

Exhibit 1	Agreement to File Joint Schedule 13D

Exhibit 2	Power of Attorney executed by Reporting Persons